UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 001-01520

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GenCorp Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GenCorp Inc.

2001 Aerojet Road

Rancho Cordova, CA 95742

GenCorp Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2013 and 2012

and for the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the GenCorp Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GenCorp Retirement Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Delinquent Participant Contributions and Schedule of Assets (Held at End of Year) at December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Sacramento, California

June 25, 2014

GenCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value (Notes 3 and 4)	$546,869,109	$406,735,576

Receivables:
Company contributions (Note 1)	324,796	367,515
Participant contributions	893,869	724,847
Notes receivable from participants	12,283,654	10,148,393

Total receivables	13,502,319	11,240,755

Total assets	560,371,428	417,976,331
Liabilities
Administrative expenses payable	22,050	78,734

Net assets reflecting investments at fair value	560,349,378	417,897,597
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(786,511)	(1,515,511)

Net assets available for benefits	$559,562,867	$416,382,086

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2013
Additions
Contributions:
Participant	$36,057,689
Company (Note 1)	15,741,346
Rollovers (Notes 1 and 6)	20,386,725

Total contributions	72,185,760

Investment Income:
Dividends and interest	14,731,815
Net appreciation in fair value of investments (Note 3)	89,339,670

Total investment income	104,071,485

Interest income on notes receivable from participants	446,278

Total additions	176,703,523

Deductions
Benefits paid to participants	33,301,876
Administrative expenses (Notes 1 and 8)	220,866

Total deductions	33,522,742

Net increase during the year	143,180,781
Net assets available for benefits
Beginning of year	416,382,086

End of year	$559,562,867

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1. Description of the Plan

The following description of the GenCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

GenCorp Inc. (the “Company” or “GenCorp” or the “Plan Administrator”) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On June 14, 2013, the Company acquired the Pratt & Whitney Rocketdyne division (the “Rocketdyne Business”) from United Technologies Corporation (the “UTC”) and approved amendments to allow former employees of the Rocketdyne Business to participate in the Plan. As a result of these amendments, the Plan consists of distinct provisions for the following four groups: (i) represented employees in Sacramento, CA and all non-represented employees; (ii) represented employees in Canoga Park, CA; (iii) represented employees in Arde, NJ; and (iv) represented employees in West Palm Beach, FL. In addition, the Plan provisions for former represented employees of the Rocketdyne Business were amended to mirror the provisions under UTC sponsored plan for represented employees (see detail below under the heading “Contributions” and “Vesting”).

The Plan was amended and effective on April 1, 2014 to allow for repayment of notes receivable from participants through automatic direct debits from participants’ personal bank accounts upon termination of employment.

Contributions

Represented Employees in Sacramento, CA and all non-represented Employees

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the “Code”). The Company makes matching contributions in cash equal to 100% of the first 3% of the participant’s compensation contributed and 50% of the next 3% of the compensation contributed. Investments are participant-directed. Participants may elect to direct both employee contributions and the Company’s matching contributions into any of the Plan’s investment alternatives except for the GenCorp Stock Fund (“GY Fund”). Participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Represented Employees in Canoga Park, CA

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Code. The Company makes matching contributions in cash equal to 50% of the first 6% of the participant’s compensation contributed. In addition, participants can make Individual Medical Account (“IMA”) contributions of $1 to $17 per week based on their age. The Company makes matching IMA contributions in cash equal to 75% of participants’ IMA contributions. Except for IMA contributions, investments are participant-directed and participants may elect to direct both employee contributions and the Company’s matching contributions into any of the Plan’s investment alternatives except for the GY Fund. All contributions to a participant’s IMA (including both participant contributions and Company’s matching contributions) are invested in the Fidelity Managed Income Portfolio II - Class 1. Participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Represented Employees in Arde, NJ

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Code. The Company makes matching contributions in cash equal to 50% of the first 6% of the participant’s compensation contributed or $100 per month, whichever is greater. In addition, the Company makes automatic, non-matching contributions of $238 per month per employee. Investments are participant-directed. Participants may elect to direct both employee contributions and the Company’s contributions into any of the Plan’s investment alternatives except for the GY Fund. Participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Represented Employees in West Palm Beach, FL

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, up to $272 per week of their eligible compensation as defined by the Plan. Pre-tax contributions are subject to annual deductibility limits specified under the Code. The Company makes matching contributions in cash equal to $0.5 per $1 of participant contributions, up to $72. In addition, participants can make IMA contributions of $1 to $17 per week based on their age. The Company makes matching IMA contributions in cash equal to 75% of participants’ IMA contributions. Except for IMA contributions, investments are participant-directed and participants may elect to direct both employee contributions and the Company’s contributions into any of the Plan’s investment alternatives except for the GY Fund. All contributions to a participant’s IMA (including both participant contributions and Company’s matching contributions) are invested in the Fidelity Managed Income Portfolio II - Class 1. Participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and net earnings or losses associated with the participant’s investment election. Each participant’s account is also charged with an allocation of administrative expenses. Allocations of expenses are based on each participant’s account balance in proportion to all participants’ account balances.

Vesting

A participant’s interest in employee contributions and rollover contributions, if any, are vested and not subject to forfeiture. The Company’s contributions may be subject to such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Code or other applicable provisions of law. A participant’s interest in contributions made by the Company is vested as follows: (i) represented employees in Sacramento, CA and all non-represented employees – Company’s matching contributions are immediately vested and (ii) represented employees in Canoga Park, CA, Arde, NJ, and West Palm Beach, FL – Company’s matching contributions, IMA matching contributions, and automatic non-matching contributions are vested upon the earliest to occur of the following: (i) employee completes two years of participation in the Plan; (ii) employee completes three years of continuous service; (iii) employee’s attainment of age 65; (iv) employee’s disability date; (v) employee’s death while employed by the Company; (vi) employee’s layoff due to lack of work; or (vii) employee’s entry into the military service of the United States. For former employees of the Rocketdyne Business, the Company carried over hire dates and UTC sponsored plan participation dates for purposes of vesting. Any Company’s contribution not meeting these vesting requirements is subject to forfeiture.

Forfeited Accounts

Forfeited balances are used to either reduce the cash payment of the Company’s matching contributions, or to offset administrative expenses. Unallocated forfeited balances as of December 31, 2013 and 2012 were less than $ 0.1 million.

Notes Receivable from Participants

Eligible participants may borrow from their Plan accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by the participant’s highest aggregate loan balance in the previous 12 months. Eligible participants may have up to two loans outstanding at any given time. However, participants from the former Rocketdyne Business are limited to one loan outstanding at any given time. Account balances attributable to the Company’s matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate at time of issuance. Principal and interest are paid ratably through payroll deductions. The outstanding balance of a loan may be paid at any time before the end of the term of the loan. Upon termination of employment with the Company, participants may elect to continue making loan payments through automatic direct debits from his or her personal bank account if a total distribution has not been taken from the Plan account. A default will be deemed to have occurred if any loan payment has not been made within 90 days of when the payment is due to be paid by the participant. Participants who do not elect to repay an outstanding loan through direct debits have 90 days to repay outstanding loan balances. After 90 days, outstanding loan balances are treated as a distribution from the Plan and may have tax consequences to the participant.

In-Service Withdrawals

For the Company’s matching contributions made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares in each investment fund. In-service withdrawals are not allowed for the Company’s matching contributions made after December 31, 2003.

Payment of Benefits

Distribution of the pre-tax value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon reaching age 59  1⁄2, termination of employment, financial hardship, or death.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds involved in such transactions. Legal, accounting, and certain administrative costs of the Plan are paid by the Company but reimbursed by the Plan and allocated to participants’ accounts based upon account balances. The administrative fees billed by Fidelity Investments, the holding company of Fidelity Management Trust Company (“Fidelity Trust”), the Plan’s Trustee, are deducted from the Trust and allocated to participants’ accounts based upon account balances. All other expenses relating to participants’ transactions are deducted from those participants’ accounts as transactions occur.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Note 4).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s net gains on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. The accrued but unpaid interest was not material and was not reflected in notes receivable from participants as of December 31, 2013 and 2012. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan documents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator, who is a fiduciary of the Plan, to make estimates, assumptions, and valuations that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded when paid.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

3. Investments

Investments that represent 5% or more of the Plan’s net assets at the end of the year are as follows:

	December 31,
	2013	2012
Vanguard Institutional Index Fund	$64,708,559	$49,020,860
Fidelity Managed Income Portfolio II – Class 1*	55,087,972	54,366,780
GenCorp Common Stock	47,892,331	29,318,997
Fidelity Freedom 2020 – Class K	44,126,111	29,189,098
Fidelity Growth Company Fund – Class K	42,596,291	30,021,119
Fidelity Low Priced Stock Fund – Class K	34,795,329	23,259,295
Fidelity Freedom 2030 – Class K	30,237,133	**
Fidelity Diversified International Fund – Class K	28,049,288	21,868,997
PIMCO Total Return Institutional Class	**	28,781,116
Fidelity Retirement Money Market Fund	**	22,727,908

*	The Fidelity Managed Income Portfolio II – Class 1, a fully benefit-responsive investment contract, as listed above represents the contract value of the Plan’s investment. The fair value of the Plan’s investment in the fund was $55,874,483 and $55,882,291 at December 31, 2013 and 2012, respectively.
**	Less than 5%.

During 2013, the Plan’s investments (including net gains on investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments
Registered investment companies	$61,386,185
Common stocks	1,787,290
GenCorp common stock	26,166,195

$89,339,670

4. Fair Value

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Registered investment companies

The shares of registered investment companies are invested in mutual funds which are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1 investments.

Common/collective trust (“CCT”)

The CCT is composed of a fully benefit-responsive investment contract and classified as a Level 2 investment. The CCT is valued at NAV and primarily invested in fixed income securities. The underlying investments of a fully benefit-responsive investment contract are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities or utilizing a matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer-supplied prices. The CCT is not available in an exchange and active market, however, the fair value is determined based on the observable inputs of underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCT.

Fixed income securities

The U.S. government securities and corporate bonds held in participant-directed brokerage accounts are valued using pricing models maximizing the use of observable inputs for similar securities and are classified as Level 2 investments.

Common stocks

GenCorp common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Money market funds

Money market funds are valued at quoted market prices in an exchange and active markets, which represent the NAV of shares held by the Plan at year end and are classified as Level 1 investments.

As of December 31, 2013 and 2012, the Plan’s investments measured at fair value were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013
Assets
Registered investment companies:
U.S. large cap funds	$126,718,338	$—	$—
U.S. mid-cap funds	72,662,796	—	—
U.S. small cap funds	23,404,939	—	—
International funds	30,612,782	—	—
Fixed income funds	26,058,643	—	—
Fidelity freedom target age funds	115,029,917	—	—
Common/collective trust:
Fixed income	—	55,874,483	—
GenCorp common stock	47,892,331	—	—
Money market funds	25,065,047	—	—
Participant-directed brokerage accounts:
Registered investment companies	6,569,297	—	—
Common stocks	12,129,556	—	—
Fixed income securities	—	194,620	—
Money market funds	4,656,360	—	—

Total Assets	$490,800,006	$56,069,103	$—

December 31, 2012
Assets
Registered investment companies:
U.S. large cap funds	$91,265,124	$—	$—
U.S. mid-cap funds	47,167,418	—	—
U.S. small cap funds	13,141,153	—	—
International funds	23,193,912	—	—
Fixed income funds	32,082,104	—	—
Fidelity freedom target age funds	74,920,494	—	—
Common/collective trust:
Fixed income	—	55,882,291	—
GenCorp common stock	29,318,997	—	—
Money market funds	23,247,710	—	—
Participant-directed brokerage accounts:
Registered investment companies	4,501,094	—	—
Common stocks	7,881,749	—	—
Government bonds	—	10,000	—
Money market funds	4,123,530	—	—

Total Assets	$350,843,285	$55,892,291	$—

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (the “IRS”) dated August 2, 2012, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by the IRS and/or Department of Labor; however, there are currently no audits for any tax periods in progress. The three-year statute of limitations has closed on Plan years prior to 2010.

6. Rollovers Contribution

As a result of the Company’s acquisition of the Rocketdyne Business on June 14, 2013, former employees of the Rocketdyne Business became eligible to participate in the Plan as of August 1, 2013. From June 15, 2013 to June 30, 2013, former employees of the Rocketdyne Business continued contributing to UTC sponsored plans. From July 1, 2013 to the first payroll of August, pursuant to the Stock and Asset Purchase Agreement for the Rocketdyne Business, the Company provided “make-up” contributions of $0.7 million to the Plan on behalf of former employees of the Rocketdyne Business. Additionally, the Company supported a voluntary group rollover of eligible balances and loans from the UTC sponsored plans into the Plan. An aggregate of $17.3 million including outstanding loans of $1.2 million, was rolled into the Plan during the year ended December 31, 2013, and is included on the statement of changes in net assets available for benefits.

The rollovers into the Plan during the year ended December 31, 2013 were summarized as follows:

Rollovers from UTC sponsored plans	$17,340,772
Rollovers from other qualified plans	3,045,953

$20,386,725

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

8. Related Party Transactions

GenCorp Common Stock

Transactions in shares of GenCorp common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During the year ended December 31, 2013, the Plan made sales of $7.6 million of GenCorp common stock (see Note 9). The Plan’s Trustee did not make any purchases of GenCorp common stock during the Plan Year. Effective April 15, 2009, the GY Fund was closed to new investments. At December 31, 2013 and 2012, the Plan held 2,657,732 and 3,204,262 shares of GenCorp common stock, respectively, through the GY Fund, representing 9% and 7%, respectively, of the total net assets of the Plan.

Mutual Funds Managed by Fidelity Investments

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, the holding company of Fidelity Trust. Fidelity Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity Investments for investment management services were deducted from the NAV of shares of mutual funds held by the Plan. The funds’ operating expense ratios ranged from 0.42% to 0.81% based on the funds’ most recent prospectuses.

Revenue sharing with Fidelity Trust

During the year ended December 31, 2013, a portion of the administrative expenses incurred by the Plan were paid through revenue sharing, which totaled less than $0.1 million. As reflected on the Statement of Changes in Net Assets Available for Benefits, the Plan made a direct payment of $0.2 million for the remaining expenses incurred during the year ended December 31, 2013.

9. Issuance of Unregistered Shares

The Company inadvertently failed to register with the SEC certain shares of its common stock issued under the Plan. As a result, certain participants as purchasers of GenCorp common stock pursuant to the Plan may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares (or if such security has been disposed of, to receive consideration with respect to any loss on such disposition) plus interest from the date of purchase (the “Rescission Offer”). The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register. In June 2008, the Company filed a registration statement on Form S-8 with the SEC to register future transactions in the GY Fund in the Plan. As of December 31, 2013, the Plan Administrator estimated the net losses incurred by Plan participants related to the transactions involving unregistered GenCorp common stock to be approximately $4.3 million, including $1.6 million of interest. As there is no executed Rescission Offer currently in place, realization of this gain contingency is not reasonably assured; and therefore the Plan has not recorded a receivable from the Company as of December 31, 2013.

10. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$559,562,867	$416,382,086
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	786,511	1,515,511

Net assets available for benefits per the Form 5500	$560,349,378	$417,897,597

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended December 31, 2013
Total investment income per the financial statements	$104,071,485
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(729,000)

Total investment income per the Form 5500	$103,342,485

12. Delinquent Participant Contributions

As reported on Schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2013, certain Plan contributions were not remitted to the Fidelity Trust within the time frame specified by the Department of Labor’s Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2013. The delinquent participant contributions were fully corrected by the Company on June 24, 2013 and July 15, 2013.

Supplemental

Schedule

GenCorp Retirement Savings Plan

EIN 34-0244000, Plan #334

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2013

Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program (“VFCP”) and Prohibited Transaction Exemption 2002-51
$ 37,390	—	—	$37,390	—	—

GenCorp Retirement Savings Plan

EIN 34-0244000, Plan #334

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)**

December 31, 2013

(a) Party in interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Morgan Stanley Institutional Fund Small Company Growth Portfolio Class I Shares	Registered investment company	$17,327,814
	American Beacon Large Cap Value Institutional Class	Registered investment company	19,413,488
	Wells Fargo Small Cap Value Fund	Registered investment company	6,077,125
	Goldman Sachs Mid Cap Value Fund Institutional Class	Registered investment company	6,650,252
	PIMCO Total Return Institutional Class	Registered investment company	23,180,413
	Vanguard Total Bond Market Index Fund Signal Shares	Registered investment company	2,878,230
	Vanguard Institutional Index Fund	Registered investment company	64,708,559
	Vanguard Extended Market Index Fund Signal Shares	Registered investment company	4,595,021
	Vanguard Total International Stock Index Fund Signal Shares	Registered investment company	2,563,494
*	Fidelity Growth Company Fund - Class K	Registered investment company	42,596,291
*	Fidelity Low-Priced Stock Fund - Class K	Registered investment company	34,795,329
*	Fidelity Diversified International Fund - Class K	Registered investment company	28,049,288
*	Fidelity Mid-Cap Stock Fund - Class K	Registered investment company	26,622,194
*	Fidelity Freedom Income - Class K	Registered investment company	11,651,379
*	Fidelity Freedom 2000 - Class K	Registered investment company	1,255,360
*	Fidelity Freedom 2010 - Class K	Registered investment company	8,028,580
*	Fidelity Freedom 2020 - Class K	Registered investment company	44,126,111
*	Fidelity Freedom 2030 - Class K	Registered investment company	30,237,133
*	Fidelity Freedom 2040 - Class K	Registered investment company	13,397,120
*	Fidelity Freedom 2050 - Class K	Registered investment company	6,334,234
	Fully benefit-responsive investment contract
*	Fidelity Managed Income Portfolio II - Class 1	Common/collective trust fund	55,874,483
*	Fidelity Retirement Money Market Fund	Money market fund	24,163,400
*	Fidelity Institutional Cash Portfolio	Money market fund	901,647
	Participant-directed Brokerage Accounts
	Brokerage Link	Various investments	23,549,833
*	Notes receivable from participants	Annual interest rates from 4.25% to 10.5% maturing through 2023	12,283,654
*	GenCorp Inc. Common Stock	Common Stock; 2,657,732 shares	47,892,331

	Total investments		$559,152,763

*	Indicates a party-in-interest to the Plan.
**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENCORP RETIREMENT SAVINGS PLAN

Date: June 25, 2014	By	/s/ Kathleen E. Redd
Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM